FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 10, 2014

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A_

It is hereby notified that the audit committee and board of directors of Optibase Ltd. (the “Company”) approved the sale by the Company of eleven (11) luxury condominium units located in the Flamingo-South Beach One Condominium in Miami Beach, Florida (the “Flamingo Condominium Units”), to an unrelated third party (the “Purchaser”), in consideration for an aggregate price of approximately $6.4 million to be paid to the Company (the “Transaction”).  For details regarding the Company’s acquisition of the Flamingo Condominium Units, see the Company’s Proxy Statement as filed with the Securities and Exchange Commission on November 13, 2013.

The Transaction is conditioned on the Purchaser’s execution of a purchase and sale agreement to acquire an additional nineteen (19) condominium units located in the Flamingo-South Beach One Condominium from the Company's controlling shareholder or any affiliate thereof.

In the interest of caution, the Company is treating the Transaction as a transaction between a public company and another party, in which the company’s controlling shareholder has personal interest, as defined under the Israeli Companies Law of 1999. The Company's audit committee and board of directors approved the Transaction in accordance with Section 1(5) of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the “Regulations”), and determined that the Transaction is on market terms and in the ordinary course of business of the Company and does not harm the benefit of the Company.

Under Section 1C of the Regulations, each Company shareholder that holds at least one percent (1%) of the Company's issued share capital or voting rights is entitled to object to the approval of the Transaction pursuant to Section 1(5); provided, however, that such objection is submitted to the Company in writing within fourteen (14) days as of the date of this report on Form 6-K. If such an objection is received by the Company within such fourteen (14)-day period, the Transaction will require the approval of a special majority of the Company’s shareholders pursuant to Section 275 of the Israeli Companies Law of 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer
Date: June 10, 2014